EXHIBIT 99.1

LETTER TO THE COMMISSION
RE: ARTHUR ANDERSEN REPRESENTATIONS

May 21, 2002

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

By letter dated May 21, 2002, addressed to the stockholders of Offshore Logistics, Inc., our independent public accountants, Arthur Andersen LLP, pursuant to the requirements of Securities and Exchange Commission Release Nos. 33-8070 and 34-45590, represented that their audit of Offshore Logistics, Inc. was subject to Arthur Andersen LLP’s quality control systems for U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation and availability of personnel at foreign affiliates of Arthur Andersen LLP to conduct the relevant portions of the audit.

Sincerely,

/s/ H. Eddy Dupuis
Chief Financial Officer